Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces 2nd Quarter Results, Conference Call & Webcast on
    August 16, 2006

    CALGARY, Aug. 14 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN, NYSE:
AAV) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2006.
    A conference call will be held on Wednesday, August 16, 2006 at 9:00 a.m.
Calgary time (11:00 a.m. Eastern time) and can be accessed toll-free at
1-866-585-6398. A replay of the call will be available from approximately 5:00
p.m. on Wednesday, August 16, 2006 until approximately midnight, August 23,
2006 and can be accessed by dialing toll free 1-800-695-1018. The passcode required for playback is 4013257. A live web cast of the conference call will be accessible via the Internet on Advantage's website at
www.advantageincome.com.

    <<
                                 Three       Three        Six         Six
                                 months      months      months      months
                                 ended       ended       ended       ended
                                June 30,    June 30,    June 30,    June 30,
                                  2006        2005        2006        2005
    -------------------------------------------------------------------------
    Financial ($000)
    Revenue before royalties   $  80,766   $  87,476   $ 167,667   $ 170,685
      per Unit(1)              $    1.29   $    1.53   $    2.76   $    3.06
      per boe                  $   48.48   $   48.01   $   51.42   $   45.67
    Funds from operations      $  42,281   $  49,705   $  88,911   $  95,060
      per Unit(2)              $    0.62   $    0.87   $    1.41   $    1.69
      per boe                  $   25.39   $   27.28   $   27.27   $   25.43
    Net income                 $  23,905   $  26,537   $  39,869   $  30,552
      per Trust Unit - basic   $    0.38   $    0.46   $    0.66   $    0.55
    Cash distributions
     declared                  $  53,498   $  44,693   $  97,957   $  91,032
      per Unit(2)              $    0.75   $    0.78   $    1.50   $    1.62
    Payout ratio (%)                127%         90%        110%         96%
    Expenditures on property
     and equipment             $  27,782   $  19,328   $  48,771   $  52,521
    Working capital deficit(3) $  13,774   $  17,283   $  13,774   $  17,283
    Bank indebtedness
     (long-term)               $ 500,837   $ 237,302   $ 500,837   $ 237,302
    Convertible debentures
     (face value)              $ 180,795   $ 143,881   $ 180,795   $ 143,881
    Operating
    Daily Production
      Natural gas (mcf/d)         70,293      79,492      68,043      82,902
      Crude oil and NGLs
       (bbls/d)                    6,593       6,772       6,676       6,832
      Total boe/d (at) 6:1        18,309      20,021      18,017      20,649
    Average prices (including
     hedging)
      Natural gas ($/mcf)      $    6.18   $    7.30   $    7.39   $    6.87
      Crude oil and NGLs
       ($/bbl)                 $   68.69   $   56.24   $   63.44   $   54.63
    Supplemental (000)
    Trust Units outstanding
     at end of period             94,689      57,340      94,689      57,340
    Trust Units issuable
      Convertible Debentures       8,339       7,318       8,339       7,318
      Exchangeable Shares              -         120           -         120
      Trust Units Rights
       Incentive Plan                273         310         273         310
    Trust Units outstanding and
     issuable at end of period   103,301      65,088     103,301      65,088
    Basic Weighted average Units  62,710      57,274      60,803      55,741

    (1) based on basic weighted average Trust Units outstanding
    (2) based on Trust Units outstanding at each cash distribution record date
    (3) working capital deficit excludes hedging assets and liabilities

                           MESSAGE TO UNITHOLDERS

    Highlights of the second quarter include:

    -   On June 23, 2006, the merger between Advantage and Ketch Resources
        Trust ("Ketch") successfully closed. Advantage anticipates the following benefits to the Ketch merger:

        -   The merger has created a stronger single entity with a more balanced portfolio of assets by combining Advantage's longer-life reserve base and infill drilling potential with Ketch's large undeveloped land base and significant prospect inventory.

        -   The combined trust is managed by an experienced team of
            professionals comprised of key managers from both entities who have demonstrated their ability to deliver on acquisition, development, exploitation and financial management objectives.

        -   Unitholders will benefit from an increase in property
            diversification, the ability to pursue a greater range of high impact growth opportunities available to a larger entity and complimentary summer/winter drilling programs.

    -   Funds from operations for the second quarter was $42.3 million or
        $0.62 per Trust Unit compared to $46.6 million or $0.79 per Trust
        Unit in the first quarter of 2006. This represents a payout ratio of
        127% of funds from operations for the three months ended June 30,
        2006 and 110% for the six months ended June 30, 2006. The high payout ratio in the second quarter is due to lower realized gas prices and the timing of closing the merger with Ketch. The financial and operational information for the six months ended June 30, 2006 reflect just eight days of operations from the Ketch properties effective from the June 23, 2006 closing date. Given that funds from operations only includes eight days from the Ketch properties while a full month of distributions were paid on the corresponding Trust
        Units issued, this has adversely impacted the payout ratio for the current quarter which does not reflect the Fund's ongoing cash flow and distribution levels. In addition, the second quarter does not reflect the reduced distribution level from $0.25 per Unit to $0.20 per Unit which is effective for July 2006. The previously announced reduction in the distribution level is the result of the continued
        weakness in natural gas prices.

    -   The Fund declared three distributions during the quarter totalling
        $0.75 per Trust Unit. The distributions amounted to $0.25 per Trust
        Unit, payable on May 15, June 15 and July 17 to Unitholders of record on April 28, May 31 and June 30, respectively. Since inception, the
        Fund has distributed $545 million or $13.33 per Trust Unit.

    -   Production volumes in the second quarter of 2006 were 18,309 boe/d compared to 17,721 boe/d in the first quarter of 2006. Included in
        Advantage's results for the second quarter is 8 days of operations related to the Ketch assets.

    -   Natural gas production for the second quarter of 2006 was 70.3 mmcf/d, compared to 65.8 mmcf/d reported in the first quarter of
        2006. Production volumes in the second quarter are higher due to the inclusion of eight days of Ketch production, several negative one time adjustments recognized in the first quarter partially offset by normal declines combined with very little capital expended in the first six months related to natural gas projects.

    -   Crude oil and natural gas liquids production averaged 6,593 bbls/d compared to 6,760 bbls/d in the first quarter of 2006. Continued
        successful development drilling of Advantage's long life crude oil production assets will see liquids production stabilize and may grow slightly during the last half of 2006.

    -   Capital spending totalled $27.8 million for the second quarter of
        2006 and $48.8 million for the six months ended June 30, 2006. The second quarter expenditures were focused in Central and Southern
        Alberta. During the second quarter the Fund participated in the drilling of 26.4 net (34 gross) wells at a 98% success rate. Three
        100% working interest horizontal oil wells were drilled at Nevis, and
        4.2 net (6 gross) vertical oil wells at Sunset. The most recent Nevis drills have been very successful. This success can be attributed to
        Advantage's increased understanding of the pool that has been developed through the Fund's past drilling programs on this technically complex reservoir. A waterflood study is well underway for this property. In addition 10 natural gas wells were drilled at
        Medicine Hat and three natural gas wells were drilled at Shouldice, both properties at 100% working interest. A single 50% working interest gas well was also drilled at Sweetgrass, Alberta. Other capital spending related to a variety of wells, with smaller working interests, and facilities necessary to support the 2006 drilling activity. Behind pipe volumes were approximately 1,500 boe/d as we entered the third quarter. This production will be brought on over the third and fourth quarters and will help in offsetting normal declines.

    Hedging Update

    -   Advantage has layered in several hedges on both natural gas and oil which will provide floor protection through the winter and next summer.

    -   The Fund currently has approximately 45% of natural gas hedged for winter at an average floor price of $8.42/mcf and an average ceiling of $11.45/mcf. In addition, 25% of crude oil has been hedged for the same period at an average floor of US$64.00/bbl and a ceiling of
        US$86.00/bbl.

    -   Advantage has been opportunistic with respect to hedging and will continue to monitor the forward prices to protect cash flow.

    Looking Forward

    -   The merger of Advantage and Ketch has created a very high quality long life asset base with a large inventory of drilling opportunities allowing an increased flexibility for capital allocation and upgrading.

    -   The second half 2006 capital program has been modified to emphasize infill and development light oil opportunities driven by increased oil prices and better economics. Areas of focus will include Nevis,
        Sunset, Westerose, and Southeast Saskatchewan. The second half 2006 capital program is expected to be approximately $100 million with an estimated 110 gross wells to be drilled.

    -   Natural gas opportunities have been re-scheduled for drilling and the
        Fund expects those opportunities to be brought on-stream during the latter part of 2006 which will coincide with the increased natural gas prices that have been secured for that period through the Fund's hedging program. Areas of focus include Sweetgrass, Medicine Hat,
        Central Alberta coal bed methane, Worsley, and Ferrier/Ochiese.

    -   Wet weather causing drilling and completion delays in the second quarter, along with anticipated third party outages in the third quarter will affect production but the emphasis on oil opportunities will help preserve high netbacks. In addition, behind pipe volumes of approximately 1,500 boe/d at the end of the second quarter will aid in offsetting declines as these projects will be brought on-stream over the balance of 2006.
    >>

    MANAGEMENT'S DISCUSSION & ANALYSIS

    The following Management's Discussion and Analysis ("MD&A"), dated as of
August 11, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three months ended June 30, 2006 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

    Non-GAAP Measures

    The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
    Funds from operations, as presented, is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations.
Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

    <<
                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Cash provided by
     operating
     activities       $ 44,741  $ 32,369     38%  $ 84,621  $ 70,977     19%
    Expenditures on
     asset retirement      414       330     25%     1,447       737     96%
    Changes in non-cash
     working capital    (2,874)   17,006  (117)%     2,843    23,346   (88)%
    -------------------------------------------------------------------------
    Funds from
     operations       $ 42,281  $ 49,705   (15)%  $ 88,911  $ 95,060    (6)%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Forward-Looking Information

    The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    Merger with Ketch Resources Trust

    On June 22, 2006, the previously announced merger of Advantage and Ketch
Resources Trust ("Ketch") was approved by 96.6% of the votes cast at the
Advantage Unitholder meeting and 88.4% of the votes cast at the Ketch
Unitholder meeting. Court approval was received on June 22, 2006 with closing of the Arrangement and the successful merger of the two trusts occurring the following day. The financial and operational information for the six months ended June 30, 2006 reflect just eight days of operations from the Ketch properties effective the closing date. The combined trust will be managed by an experienced senior management team which includes key management, technical and administrative personnel from both Advantage and Ketch. The merger was accomplished through the exchange of each Ketch unit for 0.565 of an Advantage unit and upon completion, Advantage Unitholders owned approximately 65% of the combined trust and Ketch Unitholders owned approximately 35%.
    The merger was conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the
"Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Arrangement for total consideration of 1,933,208 Advantage Trust
Units valued at $39.1 million using the weighted average trading value for
June 22, 2006 of $20.23 per Advantage Trust Unit. The Trust Unit consideration was placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund paid management fees and performance fees for the period
January 1 to March 31, 2006 in the amount of $3.3 million. The consideration to settle the fees consisted of $0.9 million in cash and 117,662 Trust Units.
AIM agreed to forego fees for the period April 1, 2006 to the closing of the
Arrangement.

    <<
    Overview

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Funds from
     operations
     ($000)           $ 42,281  $ 49,705   (15)%  $ 88,911  $ 95,060    (6)%
      per Trust Unit  $   0.62  $   0.87   (29)%  $   1.41  $   1.69   (17)%
    Net income ($000) $ 23,905  $ 26,537   (10)%  $ 39,869  $ 30,552     30%
      per Trust Unit
       - Basic        $   0.38  $   0.46   (17)%  $   0.66  $   0.55     20%
       - Diluted      $   0.38  $   0.46   (17)%  $   0.65  $   0.55     18%
    >>

    Funds from operations decreased 15% for the three months and 6% for the six months ended June 30, 2006, as compared to the same periods of 2005. Funds from operations per Trust Unit decreased 29% and 17% respectively. The decrease in funds from operations has been primarily due to weak natural gas prices and lower production. The same factors have also negatively impacted net income which decreased 10% for the three months ended June 30, 2006, as compared to 2005. Net income increased 30% for the six months ended June 30,
2006 due to reduced Federal and Alberta provincial tax rates and the resulting future income tax reduction. Net income per basic Trust Unit decreased 17% for the three months and increased 20% for the six months ended June 30, 2006. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

    <<
    Cash Distributions

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Cash distributions
     declared ($000)  $ 53,498  $ 44,693     20%  $ 97,957  $ 91,032      8%
      per Trust
       Unit(1)        $   0.75  $   0.78    (4)%  $   1.50  $   1.62    (7)%
    Payout ratio (%)      127%       90%     37%      110%       96%     14%

    (1) Based on Trust Units outstanding at each cash distribution record date.
    >>

    Cash distributions per Trust Unit were $0.75 for the three months and
$1.50 for the six months ended June 30, 2006. The number of Trust Units increased significantly from the Ketch merger prior to the June record date which resulted in a much higher June distribution. Given that funds from operations only includes eight days of cash flows from the Ketch properties while a full month of distributions were paid on the corresponding Trust Units issued, this has adversely impacted the payout ratio for the current quarter which does not reflect the Fund's ongoing cash flow and distribution levels.
During the quarter we assessed the current distribution policy with the objective of providing long-term sustainability and decreased the July 2006 distribution to $0.20 per Trust Unit due to the continued weakness in natural gas prices.
    Cash distributions are determined by Management and the Board of
Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to
Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements.
The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-
month basis in response to a variety of factors that are beyond our control.
Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund.

    <<
    Revenue

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
    ($000)              2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Natural gas
     excluding
     hedging          $ 39,553  $ 52,577   (25)%  $ 91,011  $103,239   (12)%
    Realized hedging
     gains (losses)          -       238       -         -      (104)      -
    -------------------------------------------------------------------------
    Natural gas
     including
     hedging          $ 39,553  $ 52,815   (25)%  $ 91,011  $103,135   (12)%
    -------------------------------------------------------------------------
    Crude oil and
     NGLs excluding
     hedging          $ 41,213  $ 34,862     18%  $ 76,656  $ 67,751     13%
    Realized hedging
     gains (losses)          -      (201)      -         -      (201)      -
    -------------------------------------------------------------------------
    Crude oil and
     NGLs including
     hedging          $ 41,213  $ 34,661     19%  $ 76,656  $ 67,550     13%
    -------------------------------------------------------------------------
    Total revenue     $ 80,766  $ 87,476    (8)%  $167,667  $170,685    (2)%
    -------------------------------------------------------------------------
    >>

    Natural gas revenues have decreased 25% in the three months and 12% in the six months ended June 30, 2006, mainly due to the weak natural gas prices and decreased production levels. Crude oil and NGL revenues have increased by
19% for the three months and 13% for the six months ended June 30, 2006 compared to 2005 due to a combination of stronger commodity prices offset slightly by lower production levels.

    <<
    Production

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Natural gas (mcf/d) 70,293    79,492   (12)%    68,043    82,902   (18)%
    Crude oil (bbls/d)   5,321     5,687    (6)%     5,467     5,689    (4)%
    NGLs (bbls/d)        1,272     1,085     17%     1,209     1,143      6%
    -------------------------------------------------------------------------
    Total (boe/d)       18,309    20,021    (9)%    18,017    20,649   (13)%
    -------------------------------------------------------------------------
    Natural gas (%)        64%       66%               63%       67%
    Crude oil (%)          29%       28%               30%       28%
    NGLs (%)                7%        6%                7%        5%
    >>

    The Fund's total daily production averaged 18,309 boe/d for the second quarter ended June 30, 2006, a decrease of 9% compared with the same period of
2005. Natural gas production decreased 12% and crude oil production declined
6%, partially offset by a 17% increase in NGLs production. Average daily production for the six months ended June 30, 2006 was 18,017 boe/d.
    The decrease in production has been primarily attributed to normal production declines of gas producing properties such as Bantry, Medicine Hat and Shouldice. Production has also been impacted by maximum rate limitations
("MRL") initiated on our Chip Lake and Nevis properties beginning January 1,
2006. As a result of these MRL restrictions, production for the six months ended June 30, 2006 was reduced by approximately 450 boe/d. This decreased production has been partially offset during the second quarter of 2006 with
310 boe/d of new production additions from successful drilling at Nevis,
Alberta. In addition the Fund added approximately 450 boe/d of new production late in the quarter from the successful drilling program at Sunset, Alberta.
    For the second half of 2006 the Fund has shifted its capital program to further oil development due to superior project economics. In the coming quarters, new production additions from late second quarter tie-ins and the high quality capital program for the second half of 2006 will help offset natural declines. In addition, production increases associated with the acquisition of Ketch will have a greater impact during the third quarter of
2006 as only eight days of production has been recognized and reported for the three and six months ended June 30, 2006.

    <<
    Commodity Prices and Marketing

    Natural Gas

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
    ($/mcf)             2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Realized natural
     gas prices
      Excluding
       hedging        $   6.18  $   7.27   (15)%  $   7.39  $   6.88       7%
      Including
       hedging        $   6.18  $   7.30   (15)%  $   7.39  $   6.87       8%
    AECO monthly
     index            $   6.28  $   7.38   (15)%  $   7.78  $   7.04      11%
    >>

    Realized natural gas prices, excluding hedging, decreased 15% for the three months and increased 7% for the six months ended June 30, 2006, as compared to 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Due to the 2005 hurricane season in the Gulf of Mexico, production from the region has been slow to recover and there had been initial supply concerns prior to winter.
Despite the supply difficulties, natural gas prices began to weaken near the end of December 2005 and the weakness has continued through the second quarter of 2006 as North America recorded one of the mildest winters on record, which had a negative effect on demand. This weather has helped to alleviate any short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory, which continues at record levels. However, we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

    <<
    Crude Oil and NGLs

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
    ($/bbl)             2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Realized crude
     oil prices
      Excluding
       hedging        $  71.14  $  58.46     22%  $  65.16  $  56.76      15%
      Including
       hedging        $  71.14  $  58.07     23%  $  65.16  $  56.57      15%
    Realized NGLs
     prices
      Excluding
       hedging        $  58.43  $  46.67     25%  $  55.67  $  44.97      24%
    Realized crude oil
     and NGLs prices
      Excluding
       hedging        $  68.69  $  56.57     21%  $  63.44  $  54.79      16%
      Including
       hedging        $  68.69  $  56.24     22%  $  63.44  $  54.63      16%
    WTI ($US/bbl)     $  70.75  $  53.13     33%  $  67.33  $  51.53      31%
    $US/$Cdn exchange
     rate             $   0.90  $   0.80     13%  $   0.88  $   0.81       9%
    >>

    Realized crude oil and NGLs prices, excluding hedging, increased 21% for the three months and 16% for the six months ended June 30, 2006, as compared to the same period of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price has not increased to the same extent that WTI increased as a result of the increased strength of the Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 33% for the three months and 31% for the six months ended June 30, 2006, compared to 2005.
Many developments have resulted in the current price levels, including significant geopolitical and weather related issues. Concerns have also been raised regarding the lack of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the
Middle East, (iii) increased world wide demand, particularly in China and
India and (iv) North American refinery capacity constraints.

    Commodity Price Risk

    The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage
Trust Units. As current and future practice, Advantage has established a hedging strategy and may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. Advantage had no hedging contracts in place for the first six months of 2006.
    Currently, the Fund has the following financial hedges in place:

    <<
    Description
     of Hedge         Term              Volume              Average Price
    -------------------------------------------------------------------------
    Natural gas -
     AECO

    Fixed price   November 2006 to    3,791 mcf/d              Cdn$10.02/mcf
                   March 2007
    Collar        November 2006 to    9,478 mcf/d      Floor    Cdn$8.18/mcf
                   March 2007
                                                     Ceiling   Cdn$11.24/mcf
    Collar        November 2006 to    4,739 mcf/d      Floor    Cdn$8.44/mcf
                   March 2007
                                                     Ceiling   Cdn$12.40/mcf
    Collar        November 2006 to    4,739 mcf/d      Floor    Cdn$8.18/mcf
                   March 2007
                                                     Ceiling   Cdn$11.66/mcf
    Collar        November 2006 to    4,739 mcf/d      Floor    Cdn$8.44/mcf
                   March 2007
                                                     Ceiling   Cdn$12.29/mcf
    Fixed price   November 2006 to    5,687 mcf/d               Cdn$8.70/mcf
                   March 2007
    Collar        November 2006 to    5,687 mcf/d      Floor    Cdn$7.91/mcf
                   March 2007
                                                     Ceiling    Cdn$9.81/mcf
    Collar        November 2006 to    9,478 mcf/d      Floor    Cdn$8.44/mcf
                   March 2007
                                                     Ceiling   Cdn$13.82/mcf

    Crude oil - WTI

    Collar        October 2006 to    1,250 bbls/d      Floor    US$65.00/bbl
                   March 2007
                                                     Ceiling    US$87.40/bbl
    Collar        January to           500 bbls/d      Floor    US$55.00/bbl
                   December 2006
                                                     Ceiling    US$76.50/bbl
    Collar        October 2006 to    1,000 bbls/d      Floor    US$65.00/bbl
                   September 2007
                                                     Ceiling    US$90.00/bbl

    Currently, the Fund has the following physical natural gas contracts in place:

    Description
     of Contract      Term              Volume              Average Price
    -------------------------------------------------------------------------
    Natural gas -
     AECO

    Fixed price   April 2006 to       9,478 mcf/d               Cdn$7.53/mcf
                   October 2006
    Collar        November 2006 to    4,739 mcf/d      Floor    Cdn$8.07/mcf
                   March 2007
                                                     Ceiling   Cdn$11.61/mcf
    Collar        April 2007 to       4,739 mcf/d      Floor    Cdn$7.12/mcf
                   October 2007
                                                     Ceiling    Cdn$8.67/mcf
    Collar        April 2007 to       4,739 mcf/d      Floor    Cdn$6.86/mcf
                   October 2007
                                                     Ceiling    Cdn$9.13/mcf
    Collar        April 2007 to       9,478 mcf/d      Floor    Cdn$7.39/mcf
                   October 2007
                                                     Ceiling    Cdn$9.63/mcf
    >>

    As at June 30, 2006 the settlement amount of the hedges outstanding was an asset of approximately $723,000 and $532,000 was recognized in income as an unrealized hedging gain. As a result of the Ketch merger, we assumed several of these hedges which had an estimated fair value of $191,000 on closing. The
Fund does not apply hedge accounting and current accounting standards requires changes in the mark-to-market valuation to be included in the income statement as an unrealized hedging gain or loss with a corresponding hedging asset or liability recorded on the balance sheet. The mark-to-market valuation is the estimated value to settle the financial contracts as at June 30, 2006 and is based on pricing models, estimates, assumptions and market data available at that time. The actual gain or loss realized on regular settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. Currently, the Fund has hedged 45% of anticipated winter gas production at an average floor price of $8.42/mcf.

    <<
    Royalties

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Royalties, net of
     Alberta Royalty
     Credit ($000)    $ 13,822  $ 16,289   (15)%  $ 30,162  $ 32,654    (8)%
      per boe         $   8.30  $   8.94    (7)%  $   9.25  $   8.74      6%
    As a percentage
     of revenue,
     excluding hedging   17.1%     18.6%  (1.5)%     18.0%     19.1%  (1.1)%
    >>

    Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of
Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have decreased in total due to the decline in revenue but have changed on a boe basis due to the corresponding changes in commodity prices. Royalties as a percentage of revenue, excluding hedging, declined from the comparable periods. This is primarily due to the shift towards increased production from properties and areas that are comprised of lower royalty rates and several one time royalty credits and adjustments realized during the quarter.

    <<
    Operating Costs

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Operating costs
     ($000)           $ 15,673  $ 13,327     18%  $ 30,739  $ 26,357     17%
      per boe         $   9.41  $   7.31     29%  $   9.43  $   7.05     34%
    >>

    Operating costs increased 18% in total for the three months ended and 17%
for the six months ended June 30, 2006 as compared to the same periods in 2005 and 29% per boe for the three months and 34% per boe for the six months ended
June 30, 2006. The increases are primarily due to significantly higher power and field costs, higher costs associated with the shortage of supplies and services in the field that has resulted from the high level of industry activity and lower production volumes. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

    <<
    General and Administrative

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    General and
     administrative
     expense ($000)   $  2,420  $  1,567     54%  $  4,386  $  3,030     45%
      per boe         $   1.45  $   0.86     69%  $   1.34  $   0.81     65%
    >>

    General and administrative ("G&A") expense has increased 54% for the three months and 45% for the six months ended June 30, 2006, as compared to
2005. G&A per boe for the three months increased 69% and 65% for the six months when compared to the same periods of 2005. G&A expense has increased overall and per boe due to an increase in staff levels that has resulted from growth of the Fund and costs associated with Advantage's New York Stock
Exchange listing that occurred at the end of 2005.

    <<
    Management Fees, Performance Incentive, and Management Internalization

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Management fees
     ($000)           $     55  $    868   (94)%  $    887  $  1,675   (47)%
      per boe         $   0.03  $   0.48   (94)%  $   0.27  $   0.45   (40)%
    Performance
     incentive ($000) $   (300) $      -       -  $  2,380  $      -       -
    Management
     Internalization
     ($000)           $    524  $      -       -  $    524  $      -       -
    >>

    Prior to the Ketch merger, the Manager received both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees were calculated based on
1.5% of operating cash flow which was defined as revenues less royalties and operating costs.
    The Manager of the Fund was entitled to earn an annual performance incentive fee when the Fund's total annual return exceeded 8%. The total annual return was calculated at the end of the year by dividing the year-over-
year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% was multiplied by the market capitalization
(defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance fee.
The Management Agreement provided an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager did not receive any form of compensation in respect of acquisition or divestiture activities nor were there any form of stock option or bonus plan for the
Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees were shared amongst all management and employees of the Fund.
    As a condition of the merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement for total consideration of 1,933,208 Advantage Trust Units valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Advantage Trust Unit.
The Trust Unit consideration was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided.
The Fund paid final management fees and performance fees for the period
January 1 to March 31, 2006 in the amount of $3.3 million, representing
$0.9 million in management fees and $2.4 million in performance fees. The performance fees were settled through the issuance of 117,662 Trust Units of the Fund. The Manager agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

    <<
    Interest
                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Interest expense
     ($000)           $  3,940  $  2,332     69%  $  7,133  $  4,941     44%
      per boe         $   2.36  $   1.28     84%  $   2.19  $   1.32     66%
    Average effective
     interest rate        4.9%      4.2%    0.7%      4.9%      4.4%    0.5%
    Bank indebtedness
     at June 30 ($000)                            $500,837  $237,302    111%
    >>

    Interest expense has increased 69% for the three months and 44% for the six months ended June 30, 2006, as compared to 2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The debt level also increased at June 30, 2006 due to the merger with Ketch and assumption of Ketch's additional bank indebtedness. The increased debt has been used in financing continued
development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of approximately 4.9% for the three and six months ended June 30, 2006. The
Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

    <<
    Interest and Accretion on Convertible Debentures

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Interest on
     convertible
     debentures
     ($000)           $  2,268  $  2,815   (19)%  $  4,613  $  5,665   (19)%
      per boe         $   1.36  $   1.55   (12)%  $   1.41  $   1.52    (7)%
    Accretion on
     convertible
     debentures
     ($000)           $    437  $    549   (20)%  $    898  $  1,100   (18)%
      per boe         $   0.26  $   0.30   (13)%  $   0.28  $   0.29    (3)%
    Convertible
     debentures
     maturity value at
     June 30 ($000)                               $180,795  $143,881     26%
    >>

    Interest on convertible debentures has decreased 19% for the three and six months ended June 30, 2006 and accretion on convertible debentures has decreased 20% for the three months and 18% for the six months ended June 30,
2006 as compared to the same periods of 2005. The decreases have been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The balance of convertible debentures outstanding has increased 26% due to Advantage assuming Ketch's 6.5%
convertible debenture in the merger. Interest and accretion will increase immediately due to the additional debentures but will then continue to decrease in the future as additional debentures are converted to Trust Units.

    <<
    Cash Netbacks

                                              Three months ended
                                                    June 30
                                          2006                  2005
                                                $ per                 $ per
                                     $000        boe       $000        boe
    -------------------------------------------------------------------------
    Revenue                        $ 80,766   $  48.48   $ 87,439   $  47.99
    Hedging                               -          -         37       0.02
    Royalties                       (13,822)     (8.30)   (16,289)     (8.94)
    Operating costs                 (15,673)     (9.41)   (13,327)     (7.31)
    -------------------------------------------------------------------------
    Operating                      $ 51,271   $  30.77   $ 57,860   $  31.76
    General and administrative       (2,420)     (1.45)    (1,567)     (0.86)
    Management fees                     (55)     (0.03)      (868)     (0.48)
    Interest                         (3,940)     (2.36)    (2,332)     (1.28)
    Interest on convertible
     debentures                      (2,268)     (1.36)    (2,815)     (1.55)
    Taxes                              (307)     (0.18)      (573)     (0.31)
    -------------------------------------------------------------------------
    Funds from operations          $ 42,281   $  25.39   $ 49,705   $  27.28
    -------------------------------------------------------------------------

                                               Six months ended
                                                    June 30
                                          2006                  2005
                                                $ per                 $ per
                                     $000        boe       $000        boe
    -------------------------------------------------------------------------
    Revenue                        $167,667   $  51.42   $170,990   $  45.75
    Hedging                               -          -       (305)     (0.08)
    Royalties                       (30,162)     (9.25)   (32,654)     (8.74)
    Operating costs                 (30,739)     (9.43)   (26,357)     (7.05)
    -------------------------------------------------------------------------
    Operating                      $106,766   $  32.74   $111,674   $  29.88
    General and administrative       (4,386)     (1.34)    (3,030)     (0.81)
    Management fees                    (887)     (0.27)    (1,675)     (0.45)
    Interest                         (7,133)     (2.19)    (4,941)     (1.32)
    Interest on convertible
     debentures                      (4,613)     (1.41)    (5,665)     (1.52)
    Taxes                              (836)     (0.26)    (1,303)     (0.35)
    -------------------------------------------------------------------------
    Funds from operations          $ 88,911   $  27.27   $ 95,060   $  25.43
    -------------------------------------------------------------------------
    >>

    Funds from operations per boe has increased from $25.43/boe in the prior year to $27.27/boe for the six months ended June 30, 2006. The higher cash netback is primarily due to the increased revenues per boe from slightly stronger natural gas pricing and considerably higher crude oil prices than the six months ended June 30, 2005, partially offset by lower production and higher cash expenses. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the six months ended June 30,
2006 were $9.43, an increase of 34% from the $7.05 experienced in 2005.
Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. General and administrative expenses per boe for the first six months of 2006 have increased 65% over the prior year period and interest has increased 66% per boe, mainly due to the growth of the Fund.

    <<
    Depletion, Depreciation and Accretion

                      Three months ended           Six months ended
                            June 30                     June 30
                                            %                           %
                        2006      2005    change    2006      2005    change
    -------------------------------------------------------------------------
    Depletion,
     depreciation &
     accretion ($000) $ 33,164  $ 33,499    (1)%  $ 63,187  $ 68,265    (7)%
      per boe         $  19.91  $  18.39      8%  $  19.38  $  18.27      6%
    >>

    Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased slightly by 1% for the three months and 7% for the six months ended June 30, 2006 primarily due to lower production. However, the DD&A per boe has increased for both the three and six months ended June 30, 2006 compared to prior years. As expected, the DD&A per boe has increased, as it is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been constant pressure placed on general capital spending. We further expect the DD&A per boe will increase due to the Ketch merger which is dependent on the associated fair value assigned and corresponding proved reserves.

    Taxes

    Current taxes paid or payable for the quarter ended June 30, 2006 amounted to $0.3 million, compared to $0.6 million expensed for the same period of 2005. For the six months ended June 30, 2006, current taxes paid or payable were $0.8 million, compared to $1.3 million for the comparative period. Current taxes primarily represent Federal large corporations tax and
Saskatchewan resource surcharge. Federal large corporations tax was based on debt and equity levels of the Fund and has been eliminated effective
January 1, 2006 due to government legislation. Saskatchewan resource surcharge is based on the level of activity within the province of Saskatchewan.
    Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the six months ended June 30, 2006, the Fund recognized an income tax reduction of
$17.4 million compared to a reduction of $6.1 million for 2005. During the current quarter we realized a future tax recovery of approximately
$10.4 million due to reduced Federal and Alberta provincial tax rates.
    Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the
Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at June 30, 2006, the operating company had a future income tax liability balance of $192.1 million.
Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Ketch merger, Advantage recorded a future tax liability of $110.5 million.

    Non-Controlling Interest

    Non-controlling interest expense for the six months ended June 30, 2006 was $29,000, a decrease of 79% from the $135,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation that occurred at the end of 2004.
The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of
Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on
May 9, 2006. As such, there is no non-controlling interest expense recorded in the second quarter and no exchangeable shares remain outstanding.

    Contractual Obligations and Commitments

    The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-
balance sheet arrangements other than as disclosed.

    <<
                                                                       2011 &
                                   Payments due by period              there-
    ($ millions)       Total    2006    2007    2008    2009    2010   after
    -------------------------------------------------------------------------
    Building leases    $ 6.5   $ 1.1   $ 2.2   $ 1.4   $ 0.8   $ 0.8   $ 0.2
    Capital leases     $ 3.7   $ 0.8   $ 2.6   $ 0.3   $   -   $   -   $   -
    Pipeline/
     transportation    $ 6.5   $ 2.2   $ 3.3   $ 0.9   $ 0.1   $   -   $   -
    Convertible
     debentures(1)    $180.8   $   -   $ 1.5   $ 5.4   $57.1   $70.0   $46.8
    -------------------------------------------------------------------------
    Total contractual
     obligations      $197.5   $ 4.1   $ 9.6   $ 8.0   $58.0   $70.8   $47.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) As at June 30, 2006, Advantage had $180.8 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
        The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

    Liquidity and Capital Resources

    The following table is a summary of the Fund's capitalization structure.

    ($000, except as otherwise indicated)                      June 30, 2006
    -------------------------------------------------------------------------
    Bank indebtedness (long-term)                                $   500,837
    Working capital deficit(1)                                        13,774
    -------------------------------------------------------------------------
    Net debt                                                     $   514,611
    -------------------------------------------------------------------------
    Trust Units outstanding (000)                                     94,689
    Trust Unit closing market price ($/Trust Unit)               $     19.49
    -------------------------------------------------------------------------
    Market value                                                 $ 1,845,489
    -------------------------------------------------------------------------
    Convertible debentures (maturity value)                      $   180,795
    -------------------------------------------------------------------------
    Total capitalization                                         $ 2,540,895
    -------------------------------------------------------------------------
    (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, cash distributions payable, and the current portion of capital lease obligations.
    >>

    Unitholders' Equity, Exchangeable Shares and Convertible Debentures

    Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.
    As at June 30, 2006, the Fund had 94.7 million Trust Units outstanding.
On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy
$10.5 million of the performance incentive fee obligation related to the 2005 year. On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch, 1,933,208 Trust Units as consideration for all of the outstanding shares of AIM to internalize the external management contract, and 117,662 Trust Units to satisfy the obligation related to the 2006 first quarter performance fee. On August 1,
2006 Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000
Trust Units upon full exercise of the Underwriters' option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of
Underwriters' fees and other issue costs of $7.9 million). The net proceeds of the offering will be used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures. As at August 11, 2006,
Advantage had 103.4 million Trust Units issued and outstanding.
    Exchangeable Shares issued and outstanding were exchangeable for
Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. During 2006, the Fund issued 127,014 Trust Units for the remaining Exchangeable Shares.
    Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of
Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception.
The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders. All of the remaining 85,000
Series A Trust Units Rights were exercised after June 30, 2006 in exchange for an equivalent number of Trust Units.
    As at June 30, 2006, the Fund had $180.8 million convertible debentures outstanding that were convertible to 8.3 million Trust Units based on the applicable conversion prices. During the six months ended June 30, 2006,
$24.3 million convertible debentures were exchanged for the issuance of
1.3 million Trust Units. As at August 11, 2006, the convertible debentures outstanding has not changed.
    On July 24, 2006, Advantage announced that it adopted a Premium
Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase
Plan (the "Plan"). Eligible Unitholders may elect to participate in the Plan commencing with the monthly cash distribution payable on August 15, 2006 to
Unitholders of record on July 31, 2006. For Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the
Average Market Price (as defined in the Plan). Unitholder enrollment in the
Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan.

    Bank Indebtedness, Credit Facility and Other Obligations

    At June 30, 2006, Advantage had bank indebtedness outstanding of
$500.8 million and includes approximately $188 million related to the Ketch merger. The Fund has a credit facility agreement with a syndicate of Canadian chartered banks. The $600 million facility consists of a $580 million extendible revolving loan facility and a $20 million operating loan facility.
The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.
    At June 30, 2006, Advantage had a working capital deficiency of
$13.8 million. The working capital deficit has decreased from year end, mainly due to the settlement in Trust Units of the $10.5 million performance incentive fee for 2005. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows.
    Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has two capital leases outstanding at June 30, 2006 for $3.6 million that were both assumed from corporate acquisitions.

    <<
    Capital Expenditures

                                 Three months ended       Six months ended
                                       June 30                 June 30
    ($000)                        2006        2005        2006        2005
    -------------------------------------------------------------------------
    Land and seismic           $   1,050   $    (168)  $   3,278   $   2,090
    Drilling, completions
     and workovers                20,708      16,469      34,715      40,052
    Well equipping and
     facilities                    5,899       5,226      10,187      11,470
    Other                            125         295         591         925
    -------------------------------------------------------------------------
                               $  27,782   $  21,822   $  48,771   $  54,537
    Purchase adjustment of
     Defiant acquisition               -        (132)          -         352
    Property acquisitions              -         185           -         213
    Property dispositions              -      (2,547)          -      (2,581)
    -------------------------------------------------------------------------
    Total capital expenditures $  27,782   $  19,328   $  48,771   $  52,521
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Advantage's growth strategy has been to acquire properties in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. With the integration of the Ketch assets, Advantage is well positioned to be flexible and exploit the best drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has shifted its remaining capital program to further oil development due to superior project economics. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
    For the three month period ended June 30, 2006, the Fund spent
$27.8 million on capital expenditures. Approximately $20.7 million was expended on drilling and completion operations where the Fund drilled a total of 26.4 net (34 gross) wells. During the quarter, six 70% working interest oil wells at Sunset, three 100% working interest wells at Nevis and ten 100%
working interest gas wells at Medicine Hat were drilled. Over half of the capital spending for the quarter was incurred in the Sunset, Nevis and
Medicine Hat areas. Late in the second quarter of 2006, Advantage commenced a
16 well drilling, completion and tie-in program in the Medicine Hat area that consists of 100% working interest gas wells.
    The following table summarizes the various funding requirements during the six months ended June 30, 2006 and the sources of funding to meet those requirements.

    <<
    Sources and Uses of Funds

                                                                  Six months
                                                                       ended
                                                                     June 30,
    ($000)                                                              2006
    -------------------------------------------------------------------------
    Sources of funds
      Funds from operations                                      $    88,911
      Increase in bank indebtedness                                   59,496
      Units issued, net of costs                                         473
      Decrease in working capital                                        592
    -------------------------------------------------------------------------
                                                                 $   149,472
    -------------------------------------------------------------------------
    Uses of funds
      Capital expenditures                                       $    48,771
      Asset retirement expenditures                                    1,447
      Distributions paid to Unitholders                               88,747
      Acquisition costs of Ketch Resources Trust                      10,236
      Reduction of capital lease obligations                             271
    -------------------------------------------------------------------------
                                                                 $   149,472
    -------------------------------------------------------------------------

    Quarterly Performance

    ($000, except as                    2006                    2005
     otherwise indicated)          Q2          Q1          Q4          Q3
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)         70,293      65,768      72,587      75,994
      Crude oil and NGLs
       (bbls/d)                    6,593       6,760       7,106       7,340
      Total (boe/d)               18,309      17,721      19,204      20,006
    Average prices
      Natural gas ($/mcf)
        Excluding hedging      $    6.18   $    8.69   $   11.68   $    8.25
        Including hedging      $    6.18   $    8.69   $   10.67   $    7.79
        AECO monthly           $    6.28   $    9.31   $   11.68   $    8.15
      Crude oil and NGLs ($/bbl)
       Excluding hedging       $   68.69   $   58.26   $   60.14   $   66.00
       Including hedging       $   68.69   $   58.26   $   59.53   $   61.10
       WTI (US$/bbl)           $   70.75   $   63.88   $   60.04   $   63.17
    Total revenues (before
     royalties)                $  80,766   $  86,901   $ 110,172   $  95,715
    Net income                 $  23,905   $  15,964   $  25,846   $  18,674
      per Trust Unit -
       basic and diluted       $    0.38   $    0.27   $    0.45   $    0.33
    Funds from operations      $  42,281   $  46,630   $  60,906   $  55,575
    Cash distributions
     declared                  $  53,498   $  44,459   $  43,265   $  43,069
    Payout ratio (%)                127%         95%         71%         77%

    ($000, except as                    2005                    2004
     otherwise indicated)          Q2          Q1          Q4          Q3
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)         79,492      86,350      84,336      75,425
      Crude oil and NGLs
       (bbls/d)                    6,772       6,892       6,815       3,550
      Total (boe/d)               20,021      21,284      20,871      16,121
    Average prices
      Natural gas ($/mcf)
        Excluding hedging      $    7.27   $    6.52   $    6.64   $    6.11
        Including hedging      $    7.30   $    6.47   $    6.09   $    5.76
        AECO monthly           $    7.38   $    6.70   $    7.09   $    6.62
      Crude oil and NGLs ($/bbl)
       Excluding hedging       $   56.57   $   53.02   $   47.05   $   51.20
       Including hedging       $   56.24   $   53.02   $   47.05   $   51.20
       WTI (US$/bbl)           $   53.13   $   49.90   $   48.28   $   43.88
    Total revenues (before
     royalties)                $  87,476   $  83,209   $  76,742   $  56,722
    Net income                 $  26,537   $   4,015   $   4,855   $   4,965
      per Trust Unit -
       basic and diluted       $    0.46   $    0.07   $    0.11   $    0.12
    Funds from operations      $  49,705   $  45,355   $  34,811   $  31,074
    Cash distributions
     declared                  $  44,693   $  46,339   $  35,208   $  28,730
    Payout ratio (%)                 90%        102%        101%         92%
    >>

    The table above highlights the Fund's performance for the second quarter of 2006 and also for the preceding seven quarters. Advantage's revenues and funds from operations are lower as compared to the last several quarters primarily due to continued weakness of natural gas prices and generally lower production. This has been slightly offset by the persistent strength of crude oil prices. These factors have also impacted net income but have been more than offset by the recognition of a higher future income tax reduction this quarter due to reduced Federal and Alberta provincial tax rates. Production increased in the fourth quarter of 2004 due to the acquisition of assets from
Anadarko Canada Corporation and the acquisition of Defiant Energy Corporation.
Production continued to experience normal declines until a more significant decrease occurred in the first quarter of 2006 due to a one-time adjustment for periods prior to 2006 related to several payout wells, restricted production on wells in Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Production increased in the second quarter of 2006 and includes eight days of production from the Ketch properties.

    Critical Accounting Estimates

    The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the
Fund.

    Financial Reporting Update - Financial Instruments Recognition and
    Measurement

    In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards includes Section 1530 "Comprehensive Income",
Section 3855 "Financial Instruments - Recognition and Measurement", and
Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including:
financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the
Fund anticipates adoption of the new standards on January 1, 2007.

    Controls and Procedures

    The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President
Finance and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regular filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings.
During the second quarter of 2006, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

    Evaluation of Disclosure Controls and Procedures

    Management of Advantage, including our Chief Executive Officer and Vice-
President and Chief Financial Officer, has evaluated the effectiveness of the design of the disclosure controls and procedures as of June 30, 2006. Based on that evaluation, Management has concluded that the design of the disclosure controls and procedures is effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

    Business Process Project and Sarbanes-Oxley

    In 2002, the United States Congress enacted the Sarbanes-Oxley Act
("SOX") that applies to all companies registered with the Securities and
Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with
SOX by the given deadline. The business process project will also ensure full compliance with all similar Canadian regulations. A comprehensive project plan was established with full support of Management and the Board of Directors.
Regular updates on status of the project and developments are provided to the
Fund's Audit Committee. The Fund is currently on schedule and no problems are anticipated in completing the project by the current deadline.

    Outlook

    Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Drilling activities are planned in several project areas with the most significant being Nevis, Medicine Hat,
Sunset and Sweetgrass, all in Alberta and the Midale area in Saskatchewan.
Recompletion activities are planned primarily at Medicine Hat, Alberta and on properties in Southeast Saskatchewan.
    Advantage anticipates to be in the lower end of the guidance range of
30,500 to 32,000 boe/d due to higher declines at Hamelin Creek, wet weather drilling and completion delays during the last part of the second quarter and anticipated third party facility turnarounds in the third quarter. This will be partly offset by higher netbacks realized through an increased emphasis on light oil properties. The synergy of larger size and the complementary winter/summer drilling programs with the Ketch merger is showing benefits in terms of securing services, flexibility and quality of our capital program.
Capital expenditures of the second half of 2006 are estimated to be approximately $100 million.

    Additional Information

    Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

    August 11, 2006

    <<
                      CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets
                                                        June 30, December 31,
    (thousands of dollars)                                 2006         2005
    -------------------------------------------------------------------------
                                                     (unaudited)
    Assets
    Current assets
      Accounts receivable                            $   83,132   $   51,788
      Prepaid expenses and deposits                      15,816        7,791
      Hedging asset (note 9)                                723            -
    -------------------------------------------------------------------------
                                                         99,671       59,579
    Fixed assets
      Property and equipment                          2,223,365    1,295,235
      Accumulated depletion and depreciation           (449,909)    (387,440)
    -------------------------------------------------------------------------
                                                      1,773,456      907,795
    Goodwill (note 1)                                   226,692       45,473
    -------------------------------------------------------------------------
                                                     $2,099,819   $1,012,847
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities       $   86,373   $   76,371
      Cash distributions payable to Unitholders          23,672       14,462
      Current portion of capital lease obligations
       (note 2)                                           2,677          358
    -------------------------------------------------------------------------
                                                        112,722       91,191
    Capital lease obligations (note 2)                      903        1,346
    Bank indebtedness (note 3)                          500,837      252,476
    Convertible debentures (note 4)                     171,138      126,081
    Asset retirement obligations (note 5)                30,360       21,263
    Future income taxes                                 192,105       99,026
    -------------------------------------------------------------------------
                                                      1,008,065      591,383
    -------------------------------------------------------------------------
    Non-controlling Interest
    Exchangeable shares (note 6)                              -        2,369
    -------------------------------------------------------------------------
    Unitholders' Equity
    Unitholders' capital (note 7)                     1,410,610      681,574
    Convertible debentures equity component (note 4)      8,043        6,159
    Contributed surplus                                     863        1,036
    Accumulated deficit (note 8)                       (327,762)    (269,674)
    -------------------------------------------------------------------------
                                                      1,091,754      419,095
    -------------------------------------------------------------------------
                                                     $2,099,819   $1,012,847
    -------------------------------------------------------------------------
    Commitments (note 10)
    Subsequent Events (note 11)

    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Income and Accumulated Deficit

                                 Three       Three        Six         Six
    (thousands of dollars,       months      months      months      months
     except for per Trust        ended       ended       ended       ended
     Unit amounts)              June 30,    June 30,    June 30,    June 30,
     (unaudited)                  2006        2005        2006        2005
    -------------------------------------------------------------------------
    Revenue
      Petroleum and natural
       gas                     $  80,766   $  87,476   $ 167,667   $ 170,685
      Unrealized hedging gain
       (loss) (note 9)               532       9,957         532      (1,109)
      Royalties, net of Alberta
       Royalty Credit            (13,822)    (16,289)    (30,162)    (32,654)
    -------------------------------------------------------------------------
                                  67,476      81,144     138,037     136,922
    -------------------------------------------------------------------------
    Expenses
      Operating                   15,673      13,327      30,739      26,357
      General and administrative   2,420       1,567       4,386       3,030
      Management fee (note 7)         55         868         887       1,675
      Performance incentive
       (note 7)                     (300)          -       2,380           -
      Management internalization
       (note 7)                      524           -         524           -
      Interest                     3,940       2,332       7,133       4,941
      Interest and accretion on
       convertible debentures      2,705       3,364       5,511       6,765
      Depletion, depreciation
       and accretion              33,164      33,499      63,187      68,265
    -------------------------------------------------------------------------
                                  58,181      54,957     114,747     111,033
    -------------------------------------------------------------------------
    Income before taxes and
     non-controlling interest      9,295      26,187      23,290      25,889
    Future income tax reduction  (14,917)     (1,000)    (17,444)     (6,101)
    Income and capital taxes         307         573         836       1,303
    -------------------------------------------------------------------------
                                 (14,610)       (427)    (16,608)     (4,798)
    -------------------------------------------------------------------------
    Net income before non-
     controlling interest         23,905      26,614      39,898      30,687
    Non-controlling interest
     (note 6)                          -          77          29         135
    -------------------------------------------------------------------------
    Net income                    23,905      26,537      39,869      30,552
    Accumulated deficit,
     beginning of period        (298,169)   (209,704)   (269,674)   (167,380)
    Distributions                (53,498)    (44,693)    (97,957)    (91,032)
    -------------------------------------------------------------------------
    Accumulated deficit,
     end of period             $(327,762)  $(227,860)  $(327,762)  $(227,860)
    -------------------------------------------------------------------------
    Net income per Trust Unit
     (note 7)
      Basic                    $    0.38   $    0.46        0.66        0.55
      Diluted                  $    0.38   $    0.46        0.65        0.55
    -------------------------------------------------------------------------
    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Cash Flows

                                 Three       Three        Six         Six
                                 months      months      months      months
                                 ended       ended       ended       ended
    (thousands of dollars)      June 30,    June 30,    June 30,    June 30,
    (unaudited)                   2006        2005        2006        2005
    -------------------------------------------------------------------------
    Operating Activities
    Net income                 $  23,905   $  26,537   $  39,869   $  30,552
    Add (deduct) items not
     requiring cash:
      Unrealized hedging
       loss (gain)                  (532)     (9,957)       (532)      1,109
      Non-cash performance
       incentive                    (300)          -       2,380           -
      Management internalization     524           -         524           -
      Accretion on convertible
       debentures                    437         549         898       1,100
      Depletion, depreciation
       and accretion              33,164      33,499      63,187      68,265
      Future income taxes        (14,917)     (1,000)    (17,444)     (6,101)
      Non-controlling interest         -          77          29         135
    Expenditures on asset
     retirement                     (414)       (330)     (1,447)       (737)
    Changes in non-cash
     working capital               2,874     (17,006)     (2,843)    (23,346)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                   44,741      32,369      84,621      70,977
    -------------------------------------------------------------------------
    Financing Activities
    Units issued, net of costs       473         (85)        473     107,616
    Increase (decrease) in
     bank indebtedness            33,195      40,940      59,496     (29,752)
    Reduction of capital lease
     obligations                    (183)     (7,071)       (271)     (7,515)
    Cash distributions to
     Unitholders                 (44,693)    (46,382)    (88,747)    (89,116)
    -------------------------------------------------------------------------
    Cash used in financing
     activities                  (11,208)    (12,598)    (29,049)    (18,767)
    -------------------------------------------------------------------------
    Investing Activities
    Expenditures on property
     and equipment               (27,782)    (21,822)    (48,771)    (54,537)
    Property acquisitions              -        (185)          -        (213)
    Property dispositions              -       2,547           -       2,581
    Acquisition of Ketch
     Resources Trust (note 1)    (10,236)          -     (10,236)          -
    Purchase adjustment of
     Defiant acquisition               -         132           -        (352)
    Changes in non-cash
     working capital               4,485        (443)      3,435         311
    -------------------------------------------------------------------------
    Cash used in investing
     activities                  (33,533)    (19,771)    (55,572)    (52,210)
    -------------------------------------------------------------------------
    Net change in cash                 -           -           -           -
    Cash, beginning of period          -           -           -           -
    -------------------------------------------------------------------------
    Cash, end of period        $       -   $       -   $       -   $       -
    -------------------------------------------------------------------------
    Supplementary Cash Flow
     Information
      Interest paid            $   9,049   $   5,472   $  15,692   $  11,557
      Taxes paid               $     741   $     864   $   1,270   $   1,461
    -------------------------------------------------------------------------
    see accompanying Notes to Consolidated Financial Statements

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    June 30, 2006 (unaudited)

    All tabular amounts in thousands except for Trust Units and per Trust
    Unit amounts

    The interim consolidated financial statements of Advantage Energy Income
    Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005.
    The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of
    Advantage for the year ended December 31, 2005 as set out in Advantage's
    Annual Report.

    1.  Acquisition of Ketch Resources Trust

        On June 23, 2006, Advantage acquired all of the issued and outstanding Units of Ketch Resources Trust ("Ketch") in return for
        32,870,465 Advantage Trust Units, utilizing an exchange ratio of
        0.565 Advantage Trust Units for each Ketch Trust Unit outstanding.
        Ketch was an energy trust engaged in the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

        Net assets acquired and
        liabilities assumed:                Consideration:

        Property and                        32,870,465 Trust Units
         equipment             $ 877,463     issued                $ 688,636
        Goodwill                 181,219    Acquisition costs
        Net working capital(x)     9,597     incurred                 10,236
        Bank indebtedness       (180,000)                         -----------
        Future income taxes     (110,523)                          $ 698,872
        Convertible debentures   (66,981)                         -----------
        Convertible debentures
         equity component         (2,971)
        Asset retirement
         obligations              (7,930)
        Capital lease
         obligation               (1,002)
                              -----------
                               $ 698,872
                              -----------

        (x) Includes cash of $2,713, accounts receivable of $61,316, prepaid expenses of $6,408, accounts payable of $48,117, current bank indebtedness of $11,578 and current portion of capital lease obligation $1,145.

        The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

    2.  Capital Lease Obligations

        The Fund has capital leases on a variety of property and equipment.
        Future minimum lease payments at June 30, 2006 consist of the following:

        2006                   $     837
        2007                       2,577
        2008                         307
        ---------------------------------
                                   3,721
        Less amounts
         representing interest      (141)
        ---------------------------------
                                   3,580
        Current portion           (2,677)
        ---------------------------------
                               $     903
        ---------------------------------

        On June 23, 2006, Advantage assumed a total capital lease obligation of $2.1 million in the acquisition of Ketch (note 1).

    3.  Bank Indebtedness

        Advantage has a credit facility agreement with a syndicate of
        Canadian chartered banks which provides for a $580 million extendible revolving loan facility and a $20 million operating loan facility.
        The loan's interest rate is based on either prime or bankers'
        acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.70% to 1.25%
        depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans.
        The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by Advantage Oil & Gas
        Ltd. ("AOG") to the Fund (and effectively by the Fund to Unitholders)
        are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the six months ended June 30, 2006, the effective interest rate on the outstanding amounts under the facility was approximately 4.9%.

    4.  Convertible Debentures

        The convertible unsecured subordinated debentures pay interest semi-
        annually and are convertible at the option of the holder into Trust
        Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                  10.00%       9.00%       8.25%       7.75%
        ---------------------------------------------------------------------
        Issue date               Oct. 18,     Jul. 8,     Dec. 2,   Sept. 15,
                                    2002        2003        2003        2004
        Maturity date             Nov. 1,     Aug. 1,     Feb. 1,     Dec. 1,
                                    2007        2008        2009        2011
        Conversion price       $   13.30   $   17.00   $   16.50   $   21.00

        Liability component    $  52,722   $  28,662   $  56,802   $  47,444
        Equity component           2,278       1,338       3,198       2,556
        ---------------------------------------------------------------------
        Gross proceeds            55,000      30,000      60,000      50,000
        Issuance costs            (2,495)     (1,444)     (2,588)     (2,190)
        ---------------------------------------------------------------------
        Net proceeds           $  52,505   $  28,556   $  57,412   $  47,810
        ---------------------------------------------------------------------

                                   7.50%       6.50%       Total
        ---------------------------------------------------------
        Issue date              Sept. 15,     May 18,
                                    2004        2005
        Maturity date             Oct. 1,    June 30,
                                    2009        2010
        Conversion price       $   20.25   $   24.96

        Liability component    $  71,631   $  66,981   $ 324,242
        Equity component           3,369       2,971      15,710
        ---------------------------------------------------------
        Gross proceeds            75,000      69,952     339,952
        Issuance costs            (3,190)          -     (11,907)
        ---------------------------------------------------------
        Net proceeds           $  71,810   $  69,952   $ 328,045
        ---------------------------------------------------------

        The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

        Convertible                                                Redemption
         Debenture   Redemption Periods                               Price
        ---------------------------------------------------------------------
           10.00%    After November 1, 2005 and on or before
                      November 1, 2006                                $1,050
                     After November 1, 2006 and before November 1,
                      2007                                            $1,025
        ---------------------------------------------------------------------
            9.00%    After August 1, 2006 and on or before
                      August 1, 2007                                  $1,050
                     After August 1, 2007 and before August 1, 2008   $1,025
        ---------------------------------------------------------------------
            8.25%    After February 1, 2007 and on or before
                      February 1, 2008                                $1,050
                     After February 1, 2008 and before February 1,
                      2009                                            $1,025
        ---------------------------------------------------------------------
            7.75%    After December 1, 2007 and on or before
                      December 1, 2008                                $1,050
                     After December 1, 2008 and on or before
                      December 1, 2009                                $1,025
                     After December 1, 2009 and before December 1,
                      2011                                            $1,000
        ---------------------------------------------------------------------
            7.50%    After October 1, 2007 and on or before
                      October 1, 2008                                 $1,050
                     After October 1, 2008 and before October 1,
                      2009                                            $1,025
        ---------------------------------------------------------------------
            6.50%    After June 30, 2008 and on or before June 30,
                      2009                                            $1,050
                     After June 30, 2009 and before June 30, 2010     $1,025
        ---------------------------------------------------------------------

        The balance of debentures outstanding at June 30, 2006 and changes in the liability and equity components during the six months ended
        June 30, 2006 are as follows:

                                  10.00%       9.00%       8.25%       7.75%
        ---------------------------------------------------------------------
        Debentures
         outstanding           $   1,550   $   5,392   $   4,867   $  46,766
        ---------------------------------------------------------------------
        Liability component:
          Balance at Dec. 31,
           2005                $   2,453   $   7,259   $   8,150   $  45,898
          Assumed on Ketch
           acquisition                 -           -           -           -
          Accretion of discount       17          58          59         293
          Converted to Trust
           Units                    (956)     (2,132)     (3,577)     (2,720)
        ---------------------------------------------------------------------
          Balance at June 30,
           2006                $   1,514   $   5,185   $   4,632   $  43,471
        ---------------------------------------------------------------------
        Equity component:
          Balance at Dec. 31,
           2005                $     100   $     323   $     441   $   2,430
          Assumed on Ketch
           acquisition                 -           -           -           -
          Converted to Trust
           Units                     (39)        (94)       (193)       (144)
        ---------------------------------------------------------------------
          Balance at June 30,
           2006                $      61   $     229   $     248   $   2,286
        ---------------------------------------------------------------------

                                   7.50%       6.50%       Total
        ---------------------------------------------------------
        Debentures
         outstanding           $  52,268   $  69,952   $ 180,795
        ---------------------------------------------------------
        Liability component:
          Balance at Dec. 31,
           2005                $  62,321   $       -   $ 126,081
          Assumed on Ketch
           acquisition                 -      66,981      66,981
          Accretion of discount      457          14         898
          Converted to Trust
           Units                 (13,437)          -     (22,822)
        ---------------------------------------------------------
          Balance at June 30,
           2006                $  49,341   $  66,995   $ 171,138
        ---------------------------------------------------------
        Equity component:
          Balance at Dec. 31,
           2005                $   2,865   $       -   $   6,159
          Assumed on Ketch
           acquisition                 -       2,971       2,971
          Converted to Trust
           Units                    (617)          -      (1,087)
        ---------------------------------------------------------
          Balance at June 30,
           2006                $   2,248   $   2,971   $   8,043
        ---------------------------------------------------------

        As part of the acquisition of Ketch, 6.50% convertible debentures originally issued May 18, 2005 were assumed by Advantage on June 23,
        2006.

        During the six months ended June 30, 2006, $24,268,000 debentures were converted resulting in the issuance of 1,282,015 Trust Units.

    5.  Asset Retirement Obligations

        The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $126 million which will be incurred between 2006 to 2056. A credit-adjusted risk-
        free rate of 7% was used to calculate the fair value of the asset retirement obligations.

        A reconciliation of the asset retirement obligations is provided below:

                                                       June 30,  December 31,
                                                          2006          2005
        ---------------------------------------------------------------------
        Balance, beginning of period               $    21,263   $    17,503
        Accretion expense                                  718         1,162
        Assumed in Ketch acquisition (note 1)            7,930             -
        Liabilities incurred                             1,896         4,623
        Liabilities settled                             (1,447)       (2,025)
        ---------------------------------------------------------------------
        Balance, end of period                     $    30,360   $    21,263
        ---------------------------------------------------------------------

    6.  Exchangeable Shares

                                                       Number
                                                     of Shares      Amount
        ---------------------------------------------------------------------
        Balance at December 31, 2005                   104,672   $     2,369
        Converted to Trust Units                      (104,672)       (2,398)
        Non-controlling interest in net income               -            29

        ---------------------------------------------------------------------
        Balance at June 30, 2006                             -   $         -
        ---------------------------------------------------------------------
        Trust Units issuable                                 -             -
        ---------------------------------------------------------------------

        AOG is authorized to issue an unlimited number of non-voting
        Exchangeable Shares. Each Exchangeable Share previously issued by AOG was exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the
        basis of the applicable exchange ratio in effect at that time.
        Dividends were not declared or paid on the Exchangeable Shares and the Exchangeable Shares were not publicly traded.

        On March 8, 2006 AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006.

    7.  Unitholders' Equity

        (a) Unitholders' Capital

            (i)  Authorized

                 Unlimited number of voting Trust Units

            (ii) Issued

                                                Number of Units     Amount
        ---------------------------------------------------------------------
        Balance at December 31, 2005                57,846,324   $   681,574
        2005 non-cash performance incentive            475,263        10,544
        Issued on conversion of debentures           1,282,015        23,909
        Issued on conversion of exchangeable
         shares                                        127,014         2,398
        Issued on exercise of Unit rights               37,500           645
        Ketch acquisition (note 1)                  32,870,465       688,636
        Management internalization                   1,933,208        39,109
        2006 non-cash performance incentive            117,662         2,380

        ---------------------------------------------------------------------
                                                    94,689,451   $ 1,449,195
        ---------------------------------------------------------------------
        Management internalization escrowed
         Trust Units                                                 (38,585)
        ---------------------------------------------------------------------
        Balance at June 30, 2006                                 $ 1,410,610
        ---------------------------------------------------------------------

        On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance fee.

        On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch (note 1). Concurrent with the Ketch acquisition, Advantage internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total consideration of 1,933,208
        Advantage Trust Units. The Trust Units were valued at $39.1 million using the weighted average trading value for Advantage Trust Units on the Unitholder approval date of June 22, 2006. The Trust Unit consideration is subject to escrow provisions over a 3-year period, vesting one-third each year beginning in 2007, and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The reversal of amortization related to forfeited Trust
        Units is recognized when incurred. The Fund issued 117,662 Trust
        Units to satisfy the obligation related to the 2006 first quarter performance fee along with $0.9 million in cash to settle the first quarter management fee. AIM agreed to forego fees from the period
        April 1, 2006 to the closing of the Arrangement.

        (b) Trust Units Rights Incentive Plan

                                       Series A                Series B
                                  Number       Price      Number       Price
        ---------------------------------------------------------------------
        Balance at December 31,
         2005                     85,000   $    1.93     225,000   $   13.63
        Exercised                      -           -     (37,500)          -
        Reduction of exercise
         price                         -       (1.50)          -       (1.50)
        ---------------------------------------------------------------------
        Balance at June 30,
         2006                     85,000   $    0.43     187,500   $   12.13
        ---------------------------------------------------------------------

        Expiration date            August 16, 2006          June 17, 2008
        ---------------------------------------------------------------------

        The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the
        Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

                                   Three       Three         Six         Six
                                  months      months      months      months
                                   ended       ended       ended       ended
                                 June 30,    June 30,    June 30,    June 30,
        Pro Forma Results           2006        2005        2006        2005
        ---------------------------------------------------------------------
        Net income, as
         reported              $  23,905   $  26,537   $  39,869   $  30,552
        Less compensation
         expense (recovery)
         for rights issued
         in 2002                    (174)       (145)       (122)       (292)
        ---------------------------------------------------------------------
        Pro forma net income   $  24,079   $  26,682   $  39,991   $  30,844
        ---------------------------------------------------------------------
        Net income per Trust
         Unit, as reported
          Basic                $    0.38   $    0.46   $    0.66   $    0.55
          Diluted              $    0.38   $    0.46   $    0.65   $    0.55
        ---------------------------------------------------------------------
        Net income per Trust
         Unit, pro forma
          Basic                $    0.39   $    0.46   $    0.66   $    0.55
          Diluted              $    0.39   $    0.46   $    0.66   $    0.55
        ---------------------------------------------------------------------

        (c) Net Income per Trust Unit

        The calculations of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                   Three       Three         Six         Six
                                  months      months      months      months
                                   ended       ended       ended       ended
                                 June 30,    June 30,    June 30,    June 30,
                                    2006        2005        2006        2005
        ---------------------------------------------------------------------
        Income available to
         Unitholders
          Basic                $  23,905   $  26,537   $  39,869   $  30,552
          Trust Units Rights
            Incentive Plan
            - Series A                 -           -           -           -
          Trust Units Rights
           Incentive Plan
           - Series B                  -           -           -           -
          Exchangeable Shares          -           -          29         135
        ---------------------------------------------------------------------
          Diluted              $  23,905   $  26,537   $  39,898   $  30,687
        ---------------------------------------------------------------------
        Weighted average Trust
         Units outstanding
          Basic               62,710,027  57,273,983  60,802,526  55,741,099
          Trust Units Rights
           Incentive Plan
           - Series A             83,254      67,810      83,339      67,810
          Trust Units Rights
           Incentive Plan
           - Series B             84,205      24,278      95,366      24,278
          Exchangeable Shares     41,693           -      73,500     475,727
        ---------------------------------------------------------------------
          Diluted             62,919,179  57,366,071  61,054,731  56,308,914
        ---------------------------------------------------------------------

        The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be anti-
        dilutive. Exchangeable Shares have been excluded for the three months ended June 30, 2005 as the impact would have been anti-dilutive.
        Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per
        Trust Unit calculation for the three and six months ended June 30,
        2006 were 5,856,596 and 6,009,316, respectively (three and six months ended June 30, 2005 were 7,334,376 and 7,418,733, respectively). As at June 30, 2006, the total convertible debentures outstanding were immediately convertible to 8,339,339 Trust Units (June 30, 2005 -
        7,318,004). There were no Exchangeable Shares outstanding at June 30,
        2006.

    8.  Accumulated Deficit

        Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                       June 30,  December 31,
                                                          2006          2005
        ---------------------------------------------------------------------
        Accumulated Income                         $   217,578   $   177,709

        Accumulated Distributions                     (545,340)     (447,383)
        ---------------------------------------------------------------------
        Accumulated Deficit                        $  (327,762)  $  (269,674)
        ---------------------------------------------------------------------

    9.  Financial Instruments

        As at June 30, 2006 the Fund had the following financial hedges in place:

        Description
         of Hedge           Term             Volume         Average Price
        ---------------------------------------------------------------------
        Natural gas
         - AECO
          Fixed price   November 2006     3,791 mcf/d           Cdn$10.02/mcf
                         to March 2007
          Collar        November 2006     9,478 mcf/d     Floor  Cdn$8.18/mcf
                         to March 2007
                                                        Ceiling Cdn$11.24/mcf
          Collar        November 2006     4,739 mcf/d     Floor  Cdn$8.44/mcf
                         to March 2007
                                                        Ceiling Cdn$12.40/mcf
          Collar        November 2006     4,739 mcf/d     Floor  Cdn$8.18/mcf
                         to March 2007
                                                        Ceiling Cdn$11.66/mcf
          Collar        November 2006     4,739 mcf/d     Floor  Cdn$8.44/mcf
                         to March 2007
                                                        Ceiling Cdn$12.29/mcf
        Crude oil
         - WTI
          Collar        October 2006     1,250 bbls/d     Floor  US$65.00/bbl
                         to March 2007
                                                        Ceiling  US$87.40/bbl
          Collar        January to         500 bbls/d     Floor  US$55.00/bbl
                         December 2006
                                                        Ceiling  US$76.50/bbl

        As at June 30, 2006 the settlement amount of the hedges outstanding was an asset of approximately $723,000 and $532,000 was recognized in income as an unrealized hedging gain. As a result of the Ketch merger, the Fund assumed several of the hedges which had an estimated fair market value of $191,000 on closing.

    10. Lease Commitments

        Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income, are as follows:

           2006                $   1,106
           2007                    2,194
           2008                    1,369
           2009                      797
           2010                      797
           2011                      199
        ---------------------------------
                               $   6,462
        ---------------------------------

    11. Subsequent Events

        (a) Trust Unit Offering

        On August 1, 2006 Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the
        Underwriters' option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of Underwriters' fees and other issue costs of $7.9 million). The net proceeds of the offering will be used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures.

        (b) Distribution Reinvestment Program

        On July 24, 2006, Advantage announced that it adopted a Premium
        Distribution(TM), Distribution Reinvestment and Optional Trust Unit
        Purchase Plan (the "Plan"). Eligible Unitholders may elect to participate in the Plan commencing with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on July 31, 2006.
        For Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM)
        component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to
        102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan.

    Forward-Looking Information

    The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    >>
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations: Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 17:02e 14-AUG-06